UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

PUBLICLY-HELD COMPANY

Minutes of the Extraordinary General Shareholders’ Meeting of Tele Norte Leste Participações S.A., held on May 23, 2011, drafted as a summary in accordance with paragraph 1 of article 14 of the Bylaws:

1. Place, date and time: Held at the Company’s headquarters, located at Rua Humberto de Campos, No. 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, on May 23, 2011, at 10:30 a.m.

2. Agenda: (i) issuance by the Company of unsecured, simple debentures, not convertible into shares, in a single series, in the amount of up to R$ 1,500,000,000.00 (one billion, five hundred million reais); (ii) delegation of powers to the Board of Directors to decide on or modify the conditions provided in the second part of paragraph 1 of article 59 of Law No. 6,404/1976, as amended; and (iii) authorization to the Executive Officers of the Company to take all measures necessary for the issuance of the debentures.

3. Call Notice: A Call Notice was published in the “Diário Oficial do Estado do Rio de Janeiro”, part V, on May 6, 2011, page 14; May 9, 2011, page 8 and May 10, 2011, page 16; and in the newspaper “Valor Econômico” – National Edition, on May 6, 2011, page C7; May 9, 2011, page B6 and May 10, 2011, page D11, in accordance with article 133 of Law No. 6,404/76.

4. Attendance: Shareholders of the Company representing 63.75% (sixty-three point seventy-five percent) of the voting capital, in accordance with the Shareholder Attendance Book, as well as Fernando Linhares Filho (representing the Fiscal Council), Alex Waldemar Zornig (Officer without specific designation and Investor Relations Officer), Maria Gabriela Campos da Silva Menezes Côrtes and Daniella Geszikter Ventura.

5. Chair: Chairman: Maria Gabriela Campos da Silva Menezes Côrtes; and Secretary: Daniella Geszikter Ventura.

6. Resolutions: The following decisions were approved by shareholders representing 63.75% (sixty-three point seventy-five percent) of the voting capital of the Company who were present at the Shareholders’ Meeting:

6.1.

A majority of shareholders present approved the proposal for the 3rd public issuance of unsecured, simple debentures of Tele Norte Leste Participações S.A., not convertible into shares, and registered in book form (“Debentures”), in the local market, which Debentures will be placed with restricted efforts, pursuant to CVM Instruction No. 476, exclusively to qualified investors, as defined by CVM Instruction No. 476 (“3rd Issuance of Debentures”), with the following principal characteristics and conditions, which will be detailed and governed by an indenture (“Indenture”): (i) Issuance: The Debentures represent the Company’s third public issuance of debentures; (ii) Series: single; (iii) Total Amount of the Issuance: R$1,500,000,000.00 (one billion, five hundred milion reais); (iv) Quantity: 150,000 (one hundred thousand) debentures; (v) Face Value per Unit: R$10,000.00 (ten thousand reais) (“Face Value per Unit”); (vi) Type: The Debentures will be unsecured, in accordance with the terms of article 58, preamble, of the Brazilian Corporate Law, thereby neither entitling their holders to any special or general privileges nor specifying any assets to guarantee implementation; (vii) Placement: The Debentures will be subject of a public offering with restricted placement efforts, in accordance with CVM Instruction No. 476, under a firm guarantee, which efforts will be directed at qualified investors, as defined by article 4 of CVM Instruction No. 476 (“Qualified Investors”). The 3rd Issuance of Debentures will follow the procedures described in CVM Instruction No. 476, observing the limits imposed by such instruction and by the Brazilian Corporate Law; (viii) Form: The Debentures will be registered in book form, without the issuance of certificates; (ix) Convertibility: The Debentures will not be convertible into shares issued by the Company; (x) Banks coordinating the 3rd Issuance of Debentures: Banco Itaú BBA S.A. and BB - Banco de Investimento S.A., financial institutions, members of the securities distribution system; (xi) Form of Subscription: The Debentures will be subscribed through SDT - National Debentures Module (SDT – Módulo de Distribuição de Títulos), administered and operated by CETIP S.A. – Over-the-Counter Assets and Derivatives Market (CETIP S.A. – Balcão Organizado de Ativos e Derivativos) (“CETIP”), pursuant to the procedures established by CETIP; (xii) Trading: The Debentures will be registered for trading in the secondary market through SDT - National Debentures Module, administered and operated by CETIP. The Debentures may only be traded by Qualified Investors beginning 90 (ninety) days from the date when they subscribe or acquire the Debentures, pursuant to the terms of article 13 of CVM Instruction No. 476; (xiii) Issuance Date: For all legal purposes, the issuance date of the Debentures will be May 26, 2011 (“Issuance Date”); (xiv) Maturity Term and Date: the Debentures will have a term of 1 (one) year, starting from the Issuance Date, thereby maturing on May 26, 2012 (“Maturity Date”); (xv) Payment of Face Value per Unit: The Face Value per Unit of the Debentures will be paid in 1 (one) installment on the Maturity Date; (xvi) Remuneration: (1) monetary adjustment. The Face Value per Unit of the Debentures will not be adjusted; and (2) interest. The following interest will accrue over the Face Value per Unit of the Debentures: 100% (one hundred percent) of the accumulated variation of the average daily interbank deposit rate, over extragrupo, expressed as a percentage per annum – 252 (two hundred and fifty-two) business days, calculated and disclosed on a daily basis by CETIP, in the daily report available on its website (http://www.cetip.com.br) (“DI Rate”), plus a spread of 0.65% (point sixty-five percent) per annum – 252 (two hundred and fifty-two) business days (“Spread,” and, in conjunction with the DI rate, the “Remuneration”), calculated exponentially and cummulatively pro rata temporis by days elapsed, over the Face Value per Unit of the Debentures from the Issuance Date until the effective payment date. The

2	Tele Norte Leste Participações S.A. Extradordinary General Shareholders’ Meeting held on May 23, 2011

Remuneration will be paid in full on the Maturity Date. Holders of the Debentures will receive their Remuneration on the close of business on the last business day prior to the respective payment date; (xvii) Form and Price of Payment: The Debentures will be paid in full upon subscription (“Payment Date”), in national currency, by the Face Value per Unit plus Remuneration, calculated pro rata temporis from the Date of Issuance until the Payment Date, pursuant to the applicable settlement norms established by CETIP; (xviii) Scheduled Renegotiation: None; (xix) Optional Total Early Redemption: The Company may, at its exclusive discretion, at any time beginning on the 270th day from the Issuance Date, exclusive, with prior notice of 15 (fifteen) days from the date of the total early redemption, to the Debenture Holders, in the manner indicated by the Indenture, to the Trustee, to the Depositary, to the Agent Bank and to CETIP, execute a total redemption of the outstanding Debentures (a partial redemption being prohibited), consequently cancelling all such Debentures, by paying the Face Value per Unit of the Debentures, plus Remuneration, calculated pro rata temporis from the Issance Date until the effective date of the total early redemption, without payment of premium. If the above-mentioned payment is made through CETIP, it should be reported at least 2 (two) business days prior; (xx) Optional Acquisition: The Company may, at any time, acquire the outstanding Debentures, observing the provisions of (i) article 13 of CVM Instruction No. 476, (ii) article 55, paragraph 2, of the Brazilian Corporate Law and (iii) the rules issued by the CVM. Debentures acquired by the Company may, at the Company’s discretion, be cancelled, remain in treasury or be placed again in the market. Those Debentures acquired by the Company to remain in treasury under the terms described in this item, if and when they reenter the market, will be entitled to the same Remuneration applicable to the remaining outstanding Debentures. If any Debentures are cancelled, the Indenture must be amended to reflect such event; (xxi) Acceleration: The maturity of the Debentures may be accelerated upon the occurrence of events and pursuant to the terms described in the Indenture, which will be established on the basis of practices customary to the market and the Company; (xxii) Trustee: Planner Trustee Distribuidora de Títulos e Valores Mobiliários Ltda.; (xxiii) Classification of risk: the Debentures will not be classified for risk; (xxiv) Use of proceeds: replenishment of cash prior to the settlement of the commercial promissory notes issued by the Company on February 15, 2011, which matured on May 16, 2011; (xxv) Guarantees: none; and (xxvi) Remaining characteristics and approval of the Indenture: the remaining characteristics and conditions for issuance of the Debentures will be specified in the Indenture.

6.2.	Continuing, the shareholders present unanimously approved the delegation of powers to the Board of Directors of the Company to decide on or modify the conditions provided in the second part (items VI to VIII) of paragraph 1 of article 59 of the Brazilian Corporate Law;

6.3.

Finally, a majority of the shareholders present approved and ratified the approval of the Board of Directors, delegating to the Executive Officers of the Company the powers to take any and all acts necessary to implement the

3	Tele Norte Leste Participações S.A. Extradordinary General Shareholders’ Meeting held on May 23, 2011 above-mentioned resolutions, including the power to contract services and execute contracts under terms and conditions they deem appropriate to the interests of the Company, remaining, as of now, ratified all acts implemented by the Executive Officers of the Company to the present date, for such purposes.

7. Closing: Having no further statements, the Chairman of the Meeting closed the Extraordinary Shareholders’ Meeting and requested these minutes to be drafted in summary form, as permitted by article 130, paragraph 1, of the Brazilian Corporate Law. The minutes were read and approved, were signed by the Chairman and Secretary of the Meeting and the shareholders present and were authorized to be published without the signatures of the shareholders present, in accordance with article 130, paragraph 2 of Law No. 6,404/76 (/s/) Maria Gabriela Campos da Silva Menezes Côrtes – Chairman; Daniella Geszikter Ventura – Secretary; Alex Waldemar Zornig – Investor Relations Officer; Fernando Linhares Filho – Representative of the Fiscal Council. Shareholders: Telemar Participações S.A. (attorney-in-fact: Ana Carolina dos Remédios Monteiro da Motta); Valverde Participações S.A. (attorney-in-fact: Ana Carolina dos Remédios Monteiro da Motta); Maria Gabriela Campos da Silva Menezes Côrtes; Daniella Geszikter Ventura; Mauricio Forjaz Herbster Pereira; Amundi; EP Tisdale LLC; Eton Park Fund, L.P.; British Coal Staff Superannuation Scheme; Capital Guardian All Country World Equity Fund for Tax-Exempt Trusts;Capital Guardian All Country World Equity Master Fund; Capital Guardian Emerging Markets Equity DC Master Fund; Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts; Capital Guardian Emerging Markets Equity Master Fund;Capital Guardian Emerging Markets Restricted Equity Fund for Tax; Capital International Emerging Markets Fund; Capital International Fund; Cikk Fund - Capital International all Countries Fund; Emerging Markets Growth Fund Inc.; Europacific Growth Fund;First State Global Emerging Markets Leaders Fund; JNL/Capital Guardian Global Balanced Fund; New World Fund Inc; Norges Bank;Retail Employees Superannuation PTY Ltd; State of Wyoming, Wyoming State Treasurer; The Wellcome Trust Limited; Vanguard Investment series, PLC; Vanguard Total International Stock Index Fund, a series of Vanguard; Abu Dhabi Retirement Pensions and Benefits Funds; American Funds Insurance Series - New World Fund; AT&T Union Welfare Benefit Trust;Bellsouth Corporation RFA Veba Trust; BGI Emerging Markets Strategic Insights Fund Ltd; Blackrock Institutional Trust Company, N.A.; BNP Paribas L1 - Equity Latin America (formerly Fortis L Fund Equity Latin America); Caisse de Depot et Placement du Quebec; CF DV Emerging Markets Stock Index Fund; College Retirement Equities Fund;County Employees Annuity and Benefit Fund of the Cook County; Eaton Vance Parametric Tax-Managed Emerging Markets Fund; Emerging Markets Index Fund E; Emerging Markets Sudan Free Equity Index Fund; Fidelity Fixed-Income Trust: Fidelity series Global Ex U.S. Index Fund; First State Inv Gl Em Mkt Lds FD a S-FD Of F St Inv D ST F; First State Investments Group Trust;Ford Motor Company Defined Benefit Master Trust; Future Fund Board of Guardians; IBM Diversified Global Equity Fund; IBM Savings Plan; Illinois State Board of Investment; International Bank for Reconstructional and Development, A T F; Ishares II Public Limited Company; Ishares MSCI Brazil (Free) Index Fund; Ishares MSCI BRIC Index Fund;Ishares Public Limited Company; John Hancock Funds II International Equity Index Fund; John Hancock Trust International Equity Index Trust A; John Hancock Trust International Equity Index

4	Tele Norte Leste Participações S.A. Extradordinary General Shareholders’ Meeting held on May 23, 2011

Trust B; Kansas Public Employees Retirement System; Managed Pension Fund Limited; New Zealand Superannuation Fund; Northern Trust Non-UCITS Common Contractual Fund; Northern Trust Quantitative Fund PLC; Public Employee Retirement System of Idaho;Russel Investment Company Public Limited Company; Schwab Fundamental Emerging Markets Index Fund; SSGA MSCI Brazil Index Non-Lending QP Common Trust Fund; State of California Public Employees Retirement System; State ST B And T C Inv F F T E Retir Plans; State Street Emerging Markets; Teacher Retirement System of Texas; The Hospital Authrority Provident Fund Scheme; The Master Trust Bank of Japan, Ltd. as Trustee of MTBC 400035139; The Northwestern Mutual Life Insurance CO; The Pension Reserves Investment Management Board; The Texas Education Agency; TIAA-CREF Funds - TIAA-CREF Emerging Markets Equity Index Fund; Vanguard FTSE All-World EX-US Index Fund, A Series of Vanguard International Equity Index Funds; Wheels Common Investment Fund; West Virginia Investment Management Board;BP Pension Fund; Brandes Emerging Markests Equity Fund;Brunei Investment Agency; Colonial First State Global Asset Management Equity Trust 3;Colonial First State Wholesale Global Emerging Markets Fund; Commonwealth Emerging Markets Fund 5; Emerging Markets Equity Trust 4; Essex County Council; GMO Real Return Asset Allocation Fund, L.P.; ING Wisdomtree Global High - Yielding Equity Index Portfolio; Ishares MSCI Emerging Markets Index Fund; Mellon Bank N.A EB Collective Investment Fund Plan; Microsoft Global Finance Limited;Ministry of Strategy and Finance;Panagora Group Trust; Pyramis Global Ex U.S. Index Fund LP; Southern CA Edison CO Nuclear FAC Qual CPUC Decom M T for as; ST. Jame’s Place Global Emerging Markets Unit Trust; The MCGraw Hill Retirement Plan Collective Investment Trust; The Monetary Authority of Singapore; The Royal Bank of Scotland PLC as D of First State Global E.M.L. Fund a sub FD of First State Inv. IC; The Royal Bank of Scotland PLC as D of First State Global E.M. Sustainability Fund of First State Investments ICVC; The Royal Bank of Scotland PLC as D of First State Global Emerging Markets; The Royal Bank of Scotland PLC as D of First State Latin America Fund A sub Fund of First State;The State Teachers Retirement System Of Ohio; Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Funds; Wilmington Multi-Manager International Fund (attorney-in-fact: Christiano Marques de Godoy).

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, May 23, 2011.

Daniella Geszikter Ventura

Secretary of the Meeting

5	Tele Norte Leste Participações S.A. Extradordinary General Shareholders’ Meeting held on May 23, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer